PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS [redacted]
Greece

04046733

BY COURIER No/Date : F1/D. 837/8.12.2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

12/17

Enclosure

- A statement regarding Press Comment (PPC S.A.)

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In accordance with the decision 5/204/2000 of the Capital Market Committee, the following is announced:

With reference to an article published in the newspaper NAFTEMPORIKI on 6.12.04 which states that the PPC is planning to construct a new 300 MW electric power production unit in Patra, please note that the 2003-2007 Business Plan which has been approved by the Board of Directors of the PPC does not include the construction of an electric power production unit in Patra, nor are any such plans included in the Corporation's potential investment considerations.

Athens, 8 December 2004

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F1/D. 837/8.12.2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- A statement regarding Press Comment (PPC S.A.)

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

In accordance with the decision 5/204/2000 of the Capital Market Committee, the following is announced:

With reference to an article published in the newspaper NAFTEMPORIKI on 6.12.04 which states that the PPC is planning to construct a new 300 MW electric power production unit in Patra, please note that the 2003-2007 Business Plan which has been approved by the Board of Directors of the PPC does not include the construction of an electric power production unit in Patra, nor are any such plans included in the Corporation's potential investment considerations.

Athens, 8 December 2004